NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS AND JOINT VENTURE PARTNERS ANNOUNCE

AUTOMATION EQUIPMENT SALES

HONG KONG – December 18, 2012 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its automation equipment manufacturing joint venture has received orders with an aggregate value of approximately $1.1 million during the past few months from five separate companies located in Shanghai and the Great Pearl River Delta regions that operate within the automotive, white goods, consumer products and component manufacturing sectors.

“Demand for sophisticated automation equipment from manufacturers in China is increasing due to a rise in the amount of high quality, technologically sophisticated manufacturing being conducted in China, as well as the dramatic rise in labor costs and concurrent labor shortages. We have received extensive interest in our automation equipment during recent trade shows, which bodes well for further product sales opportunities,” said Roland Kohl, president and chief executive officer of Highway

Holdings.

“As China continues its transition from being a low-cost labor manufacturer to a producer of sophisticated high-end products, the demand for automated machinery should increase. Our automation equipment features advanced German technology and offers manufacturers an attractive and efficient solution, particularly for automotive companies engaged in high-volume and high-quality assembly and testing,” Kohl added.

The joint venture, which was formed in 2009 in Hong Kong and previously announced, operates under the name Xenon Automation Asia Ltd., utilizing Highway Holdings’ facilities in Hong Kong and China for its manufacturing and service operations and Xenon’s operation in Dresden, Germany for design and development. Highway Holdings is the largest shareholder with a 50 percent ownership position. Xenon Automatisierungstechnik GmbH holds 40 percent and Matrix Systems International Ltd. holds 10 percent.

Kohl noted that Highway Holdings was the joint venture’s initial customer, utilizing the automation equipment to upgrade its own manufacturing capabilities and streamline the company’s manufacturing-cost structure. “This not only enabled Highway Holdings to greatly benefit from the implementation of automation equipment for certain production requirements, but has also allowed the joint venture to showcase the technology and capabilities from a location convenient to end-users in China.

Xenon Automatisierungstechnik GmbH (www.xenon-automation.com) is a 22-year old highly regarded automation equipment company that designs, develops and manufactures specialized state-of-the-art machinery and equipment for well-recognized international companies operating within the automotive, electronic, photovoltaic and medical technology sectors.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s annual reports on Form 20-F.

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